Exhibit 99.3

GDF SUEZ wins power and desalination project in Bahrain

—    Largest desalination plant with reverse osmosis technology in the Middle East

—    Already 3rd major success in the Middle East in 2008

GDF SUEZ Energy International has won the contract to build, own, and operate the Al Dur 1 power generation and seawater desalination plant, a major Independent Power and Water Project in the Kingdom of Bahrain.

Al Dur 1 is a greenfield, natural gas-fired installation that will deliver 1,234 MW of electricity and 218,000 m³ of water/day. Completion of the Al Dur 1 plant is scheduled for 2011.

GDF SUEZ Energy International and Gulf Investment Corporation (GIC) each hold 50% in the bidding consortium. The Electricity and Water Authority (EWA) is the sole off-taker of the plant output as stipulated in the 20-year Power and Water Purchase Agreement (PWPA).

Al Dur 1 will utilize Reverse Osmosis (RO) as its water desalination technology. Degrémont, a subsidiary of SUEZ ENVIRONNEMENT which specializes in water treatment and desalination, will provide the RO technology, which is a highly flexible, efficient, and environmentally friendly desalination technology where Degrémont is one of the world leaders.

The Al Dur plant will be located in the south of Bahrain, approximately 40 km from Al Ezzel, another power generation plant in which GDF SUEZ has a 45% stake.

Apart from Al Ezzel, GDF SUEZ is also a shareholder in the Al Hidd power and water plant, which delivers 938 MW of electricity and 136,000 m³/day of water.

Bahrain plans to develop three more power and water plants at the Al Dur site in the coming twenty years. The second phase, Al Dur 2, at a similar size to the first phase is expected to be launched latest in 2009 to cope with the country’s increasing energy and water needs.

Earlier this year, GDF SUEZ Energy International also secured as lead developer Shuweihat 2 (1,500 MW and 454,610 m³ water/day) in Abu Dhabi and Ras Laffan C (2,750 MW and 286,000 m³ water/day) in Qatar.

SIÈGE SOCIAL GDF SUEZ 22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France Tél. +33 (0)1 57 04 00 00 GDF SUEZ - SA AU CAPITAL 2 191 532 680 EUROS - RCS PARIS 542 107 651 www.gdfsuez.com

SUEZ ENVIRONNEMENT is involved in several projects in water treatment and desalination in the Middle East, such as in Dubai or Qatar ; the company recently won the contract to manage drinking water and wastewater services for the city of Jeddah and just inaugurated the As Samra new wastewater treatment plant for the Grand Amman in Jordan.

GDF SUEZ Energy International’s presence in the Middle East

In the Middle East, GDF SUEZ will now have a direct equity interest in over 13,000 MW and 2.5 million m³ of water per day consolidating its position of leading private power developer in the Gulf region.

Oman

•	Al Manah: First independent power producer in the Gulf region – 289 MW – acquired in 1994 – operational.

•	Sohar: 586 MW power plant and 6,250 m³/h water desalination plant – awarded in 2004 – operational

•	Al Rusail: 665 MW power plant, first privatization in the electricity sector in Oman – acquired in 2006 – operational.

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Barka 2: 678 MW power plant and 5,000 m³/h sea water desalination plant – reverse osmosis technology supplied by Degrémont, subsidiary of SUEZ ENVIRONNEMENT (contract won in 2006) – under construction.

Abu Dhabi

•	Al Taweelah: Power generation and desalination plant representing 1,360 MW of power and 16,056 m³/h of water (acquired in 2000) – operational.

•	Shuweihat 2 : Power generation (1,500 MW) and desalination plant (454,610 m³ water/day) – awarded in 2008.

Bahrain

•	Al Ezzel: 966 MW power generation plant (contract awarded in 2004) – operational.

•	Al Hidd: Power production and desalination plant, 938 MW and 5,682 m³/h of water (acquired in 2006) – operational.

Saudi Arabia

•	Marafiq: 2,750 MW power plant and 800,000 m³/day of seawater desalination plant, largest of its kind in the world – contract awarded end of 2006 – under construction.

Qatar

•	Ras Laffan C: 2,750 MW power plant and 286,000 m³/day of seawater desalination plant, contract awarded in Feb 2008, under construction.

SUEZ ENVIRONNEMENT presence in the Middle East

In the Middle East, SUEZ ENVIRONNEMENT is involved through its subsidiary Degrémont in many projects through BOT (Build, Operate, Transfer) or DBO (Design, Build, Operate) making it possible to improve the effectiveness of the distribution network and to develop alternative resources.

Qatar

•	Lusail : a 60,000 m3/d of wastewater reuse plant ; DBO for 10 years for the 35 km2 seafront real estate development project – Under Final stage of construction.

United Arab Emirates

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Dubai : DBO for 10 years of the wastewater reuse plant for the Jumeirah Golf Estates real estate project, with a capacity of 220,000 m3/d of wastewater for an estimated 900,000 inhabitants – under construction.

Saudi Arabia

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Jeddah: O&M (Operation and Maintenance) for 7 years drinking water and wastewater services, 5,300 km of potable water networks to repair leaks and fight overflows from about 1,000 km of wastewater collection networks – Operational.

Jordan

•	As Samra : Build, Operate and Transfer for 22 years of the wastewater treatment plant, with an average capacity of 267,000 m3/d and 95% self-sufficient in energy – operational.

•	Wadi Ma’In : Brackish water desalination plant that uses the reverse osmosis process, with a capacity of 135,000 m3/d – operational.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of € 74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Degrémont is the water treatment specialist within SUEZ ENVIRONNEMENT. With business in over 70 countries and nearly 3,700 employees, Degrémont generated sales of 954 million Euros in 2007.

Natural resources are not infinite. Each day, SUEZ ENVIRONNEMENT (Paris: SEV, Brussels: SEVB) and its subsidiaries deal with the challenge to protect resources by providing innovative solutions to industries and to millions of people. SUEZ ENVIRONNEMENT supplies drinking water to 68 million people, provides wastewater treatment services for 44 million people and collects the waste produced by 46 million people. SUEZ ENVIRONNEMENT has 62,000 employees and, with its presence on a global scale, is the world’s leader exclusively dedicated to environmental services. In 2007, SUEZ ENVIRONNEMENT, a 35% GDF SUEZ affiliate, achieved sales turnover of 12 billion euros.

Contacts:

GDF SUEZ Press Tel: +33 1 47 54 24 35 press@gdfsuez.com Investor Relations Tel: +33 1 40 06 64 89 e-mail: arnaud.erbin@gdfsuez.com	GDF SUEZ Energy International External Communications Tel: +32 2 510 7069 e-mail: katja.damman@gdfsuez.com